111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 30, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on August 25, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 17, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – October and FT Cboe Vest U.S. Equity Deep Buffer ETF – October (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Please note that all comments and responses apply to both of the Funds.

Comment 1 – General

Please supplementally confirm that all revisions made in response to the Commission’s comments to the FT Cboe Vest U.S. Equity Buffer ETF – September and the FT Cboe Vest U.S. Equity Deep Buffer ETF – September (collectively, the “September Series”) are incorporated into the Registration Statements.

Response to Comment 1

The Funds confirm that the comments provided by the Commission on the September Series have been incorporated into the Registration Statements.

Comment 2 – Prospectus

Please revert “Cash Transactions Risk” to the disclosure used in the summary prospectuses for the September Series, or supplementally explain why the abbreviated risk factor covers all of the principal risks of cash transactions by the Funds.

Response to Comment 2

The Funds confirm that the version of “Cash Transactions Risk” used in the summary prospectuses for the September Series has been included in the Registration Statements.

Comment 3 – Statement of Additional Information

The Staff notes that the disclosure under the first paragraph in the section entitled “Unitary Board Leadership Structure” in the Funds’ Statements of Additional Information (“SAIs”) differs from parallel disclosure in the September Series. If appropriate, please conform all of the SAI disclosure between the September Series and the Funds.

Response to Comment 3

The SAIs for the Funds and the September Series have been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess